

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2015

Craig F. Maier
President and Chief Executive Officer
Frisch's Restaurants, Inc.
2800 Gilbert Avenue
Cincinnati, OH 45206

      Re: Frisch's Restaurants, Inc.
               Preliminary Proxy Statement on Schedule 14A
               Filed June 22, 2015
               File No. 001-07323

Dear Mr. Maier:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ J. Nolan McWilliams

                    J. Nolan McWilliams
                    Attorney-Advisor
                    Office of Transportation and Leisure

cc: James R. Cummins
        Cummins & Brown LLC